ASSISTANT SECRETARY’S CERTIFICATE

The undersigned, being duly elected as Assistant Secretary of the Commerce Funds (the “Trust”), an investment company registered under the Investment Company Act of 1940, as amended, hereby certifies that (i) the attached resolutions are true and correct copies of the resolutions adopted by a majority of the disinterested Trustees at a meeting of the Board of Trustees of the Trust held on August 13, 2019; and (ii) these resolutions have not been amended and or modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 27th day of February 2020.

/s/ Joseph McClain

Joseph McClain
Assistant Secretary

Approval of Fidelity Bond Insurance

Explanation: Increase of existing Fidelity Bond.

RESOLVED, that a fidelity bond issued by CNA Financial Corporation (“CNA”) naming the Trust as an insured is hereby authorized in the amount of $2,100,000 effective February 20, 2020;

FURTHER RESOLVED, that the proposed form and amount of the fidelity bond discussed at this meeting are approved after consideration of all factors deemed relevant by the Board of Trustees, including but not limited to the current and expected value of the assets of the Funds of the Trust, the amount of the premium for such bond, the type and terms of arrangements made for the custody and safekeeping of the Trust’s assets, and the nature of the portfolio securities held by the Funds of the Trust;

FURTHER RESOLVED, that the proper officers of the Trust are hereby authorized to enter into said bond on behalf of the Trust with CNA;

FURTHER RESOLVED, that the proper officers of the Trust are hereby authorized to pay the Trust’s total premium payable with respect to such bond as discussed at this meeting;

FURTHER RESOLVED, that the proper officers of the Trust are hereby authorized to increase the amount of the fidelity bond coverage from time to time to enable the Trust to remain in compliance with the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder; and

FURTHER RESOLVED, that Joseph McClain is hereby designated as the officer of the Trust responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

LIMIT OF LIABILITY AMENDATORY ENDORSEMENT

Investment Company Fidelity Bond

In consideration of the premium paid, it is agreed that Item 3 of the Declarations Page is deleted in its entirety and replaced with the following:

Item 3.	As of the date shown below, the remaining Single Loss Limit of Liability of the Underwriter/Company for the remainder of the Bond/Policy Period is $2,100,000 per loss or as follows:

Provided, however that if specific limits, either greater or lesser, are inserted opposite any specified INSURING CLAUSE, such specific limits shall be applicable to such INSURING CLAUSES in lieu of, and not in addition to, such bond limit. If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, Such INSURING CLAUSE and any other reference to such INSURING CLAUSE shall be deemed to be deleted from this bond.

Insuring Clause	Limit	Deductible
Fidelity - Blanket	$2,100,000	$0
Premises	$2,100,000	$25,000
Transit	$2,100,000	$25,000
Forgery or Alteration	$2,100,000	$25,000
Securities	$2,100,000	$25,000
Counterfeit Currency	$2,100,000	$25,000
Computer Systems Fraud	$2,100,000	$25,000
Voice Initiated Transfer Fraud	$2,100,000	$25,000
Uncollectible Items of Deposit	$50,000	$5,000
Audit Expense	$50,000	$5,000

The increase/decrease Limit of Liability applies only to losses discovered on or after the effective date shown below, All other provisions of the bond remain unchanged.

This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed		Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy
ENDT. NO. 5	POLICY NO. 652012332	ISSUED TO The Commerce Funds	EFFECTIVE DATE OF THIS ENDORSEMENT 02/20/2020

Countersigned by
Authorizes Representative

CNA INSURANCE COMPANIES

FIG-4123-A

(ED. 09/99)